UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DENALI THERAPEUTICS INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

24823R105

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24823R105

1.	Names of Reporting Persons. Biogen Inc. 33-0112644
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 12,751,365
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 12,751,365

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,751,365
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)1 9.23%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 24823R105

1.	Names of Reporting Persons. Biogen MA Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization MASSACHUSETTS

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 12,751,365
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 12,751,365

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,751,365 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)1 9.23%
12.	Type of Reporting Person (See Instructions) CO

(1)

The percent ownership is calculated based upon an aggregate of 138,196,848 shares of common stock outstanding as of October 30, 2023, as reported in the Denali Therapeutics Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023.

AMENDMENT NO. 1 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G relating to the Common Stock of the Issuer filed with the Securities and Exchange Commission by the Reporting Persons on September 28, 2020 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of cover page.

(b)	Percent of class:

See Row 11 of cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

BIOGEN INC.

By:	/s/ Michael Dambach
Name: Michael Dambach
Title: Treasurer

BIOGEN MA INC.

By:	/s/ Michael Dambach
Michael Dambach
Treasurer

Date: February 12, 2024